SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

3 April 2002

02 MAY 14 AM 10: 22

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02034102

Dear Sir/Madam

SUPPL

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
MAY 2 9 2002
THOMSON
FINANCIAL

dlw 5/21

1. On 2 April 2002, Severn Trent QUEST Limited (a wholly owned subsidiary of Severn Trent Plc permitted to subscribe for shares in the company to satisfy options granted under the Company's Sharesave scheme) subscribed for 429,666 Ordinary shares of 65 5/19 pence each to satisfy the exercise of options by participants in the scheme. These shares were then transferred to participants on the same day. The executive directors of Severn Trent Plc were deemed to have a technical interest in the 429,666 shares when Severn Trent QUEST Limited subscribed for the shares and ceased to have an interest when the shares were transferred to the participants.

2. Two participants who exercised options under the Company's Sharesave scheme are executive directors of Severn Trent Plc. Following the transfer of shares from Severn Trent QUEST Limited their interests in Ordinary shares of the Company are as shown below:

Name of Director	No. of Ordinary Shares transferred	No. of Ordinary Shares held at 2 April 2002
J K Banyard	1,633	16,816
B Duckworth	1,306	19,523